UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.  34282  / May 26, 2021

| | |
|---|---|
| In the Matter of | : |
| | : |
| Mellon  Optima  L/S Strategy Fund, LLC. | : |
| BNY Mellon  Financial  Center | : |
| One Boston Place, 024-0071 | : |
| Boston,  Massachusetts 02108 | : |
| | : |
| (811-21694) | : |
| | : |

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant  filed an application  on December 16, 2020, and an amendment on April 8, 2021, requesting an order under section 8(f) of the Act declaring  that it has ceased to be an investment  company.

On April 30, 2021, a notice of filing  of the application  was issued (Investment Company Act Release No. 34260).  The notice  gave interested persons an opportunity  to request a hearing and stated that an order disposing  of the application  would  be issued unless a hearing was ordered. No request for a hearing has been filed,  and the Commission  has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information  set forth in the application,  as amended, that applicant  has ceased to be an investment  company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's  registration  under the Act shall forthwith  cease to be in effect.

For the Commission,  by the Division  of Investment  Management, under delegated authority.


J. Matthew DeLesDernier
Assistant Secretary